SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of November 2006

Commission File Number 1-15028

China Unicom Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                                        Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐                                                   No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-☐.)

EXHIBITS

Exhibit Number
1	Notice of Extraordinary General Meeting to be held on December 1, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM LIMITED
(Registrant)
Date: November 10, 2006
By: /s/ Chang Xiaobing
Name: Chang Xiaobing
Title: Chairman and Chief Executive Officer

Exhibit 1

CHINA UNICOM LIMITED (Stock Code: 762)

(Incorporated in Hong Kong with limited liability under Companies Ordinance)

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the members of China Unicom Limited (the “Company”) will be held at Ballroom, Level 3, JW Marriott Hotel, Pacific Place, 88 Queensway, Hong Kong on 1 December 2006 at 3:30 p.m., for the purposes of considering and, if thought fit, passing, with or without modifications, the following resolutions as Ordinary Resolutions:

ORDINARY RESOLUTIONS

“THAT:

(1)                the transfer agreement of the CDMA lease agreement dated 26 October 2006 between China United Telecommunications Corporation Limited (“A Share Company”), Unicom New Horizon Mobile Telecommunications Corporation Limited and China United Telecommunications Corporation (“Unicom Group”) be and are hereby generally and unconditionally approved;

(2)                the transfer agreement of the services agreement dated 26 October 2006 between the A Share Company and Unicom Group be and are hereby generally and unconditionally approved;

                              (a copy of each of the CDMA lease agreement, services agreement and the transfer agreement in relation to each of them as mentioned above has been tabled at the meeting, initialled by the chairman of this meeting and for the purpose of identification marked “A”);

(3)                  the caps for each of the financial years ending 31 December 2007, 2008 and 2009 on leasing of the CDMA network capacity, equipment procurement services, mutual provision of premises and engineering design and technical services be and are hereby generally and unconditionally approved;

(4)                there be no caps on the transaction amount of supply of telephone cards, interconnection and roaming arrangements, leasing of transmission channels, provision of international telecommunication network gateway, operator-based value-added services for cellular subscriber, value-added services for cellular subscriber, “10010” customer services and agency services be and are hereby generally and unconditionally approved; and

(5)                  the directors of the Company be and are hereby authorised to do all such further acts and execute such further documents and take all such steps which in their opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of the continuing connected transactions referred to in items (3) and (4) above.”

1

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Chang Xiaobing, Shang Bing, Tong Jilu, Li Jianguo, Yang Xiaowei, Li Zhengmao, Li Gang and Zhang Junan
Non-executive Director:	Lu Jianguo
Independent Non-executive Directors:	Wu Jinglian, Shan Weijian, Cheung Wing Lam, Linus, and Wong Wai Ming

By Order of the Board Chu Ka Yee Company Secretary

Hong Kong, 10 November 2006

Notes:

1.                     A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint one or more (not exceeding two) proxies to attend and, on a poll, vote on his behalf. A proxy need not be a member of the Company.

2.                     In order to be valid, a form of proxy together with any power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power or authority, must be deposited at the Company’s registered office at 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong, not less than 48 hours before the time appointed for holding the Extraordinary General Meeting or at any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or at any adjourned meeting should you so wish.

3.                     In accordance with the Hong Kong Listing Rules, China Unicom (BVI) Limited, the controlling shareholder of the Company, and its respective Associates who are Shareholders will abstain from voting on the resolutions numbered 1 to 5 above to approve (i) the terms of the New Agreements, (ii) the caps for each of the financial years ending 31 December 2007, 2008 and 2009 on the Capped Continuing Connected Transactions and (iii) the No Caps Continuing Connected Transactions not being subject to caps. The votes to be taken at the Extraordinary General Meeting will be taken by poll, the results of which will be announced after the Extraordinary General Meeting.

4.                     The Register of the shareholders will be closed from 29 November 2006 to 1 December 2006 (both days inclusive), during which dates no transfer of shares of the Company will be effected. In order to qualify for voting at the Extraordinary General Meeting, all transfers, accompanied by the relevant certificates must be lodged with the Company’s Share Registrar, Hong Kong Registrars Limited at 46th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong not later than 4:00 p.m. on 28 November 2006.

5.          The votes to be taken at the Extraordinary General Meeting will be taken by poll, the results of which will be announced after the Extraordinary General Meeting. Under the articles of association of the Company, a poll can be demanded by: (i) the chairman of the Extraordinary General Meeting; or (ii) at least three shareholders of the Company (the “Shareholders”) present in person (or if the Shareholder is a corporate, present by its duly authorised representative) or by proxy and entitled to vote at the Extraordinary General Meeting; or (iii) any Shareholder or Shareholders present in person (or if the Shareholder is a corporate, present by its duly authorised representative) or by proxy and representing in aggregate not less than one-tenth of the total voting rights of all Shareholders having the right to attend and vote at the Extraordinary General Meeting; or (iv) any Shareholder or Shareholders present in person (or if the Shareholder is a corporate, present by its duly authorised representative) or by proxy and holding shares conferring a right to attend and vote at the Extraordinary General Meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid on all shares conferring that right.

2